		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong
Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

April 12, 2019

Re:	Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) Amendment No. 2 to Draft Registration Statement on Form 10-12G Submitted February 25, 2019 CIK No. 0001588489

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director
Sara von Althann, Staff Attorney
Robert Telewicz, Accounting Branch Chief
Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated April 2, 2019 (the “Comment Letter”). On February 22, 2019, the Sponsor confidentially submitted Amendment No. 2 to the draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 3. We are also sending, under separate cover, three marked copies of Amendment No. 3 showing changes to the Draft Registration Statement.

Amendment 2 to Form 10, filed February 25, 2019

Principal Market and Fair Value Determination, page F-8

1.

We have reviewed your response to comment 3. Your description that the Authorized Participant primarily transacts with other OTC trading desks appears to indicate that that market is the market in which the reporting entity would normally enter into a transaction, as that phrase is used in ASC 820-10-35-5A. Please tell us if our understanding is correct. If our understanding is correct, we observe that ASC 820-10-35-5A presumes that the market in which the reporting entity would normally enter into at a transaction is the reporting entity’s principal market, absent contrary evidence. If applicable, please provide us with the contrary evidence on which you relied to overcome the presumption in ASC 820-10-35-5A.

Response: The Sponsor clarifies for the Staff that when referencing OTC digital currency trading desks, it is referring to institutional counterparties of the Authorized Participant, and not any formal consortium of over-the-counter traders or market makers that publicly report trading information (e.g., bids, offers or volume). These trading desks do not publish prices or transaction volume publicly. ASC Topic 820-10-35-5A provides a rebuttable presumption that the market in which a reporting entity normally transacts for the asset is the principal market, unless contrary evidence exists. In addition, the amendments to ASC Topic 820 made by ASU 2011-04 make it clear that the principal market for an asset should be determined based on the market with the greatest volume and level of activity that the reporting entity can access, and not the entity’s own level of activity in a particular market. In accordance with ASC Topic 820-10-35-5A, an entity should consider all information that is reasonably available in making its principal market determination.

The Sponsor does not believe that the individual digital currency trading desks that the Authorized Participant transacts with are properly thought of as a market due to the lack of any formal consortium among the counterparties it trades with. Even assuming that the digital currency trading desks are properly viewed as a market, the Sponsor considers all information that is reasonably available and believes that public price and transaction volume data is important in determining the fair value of Bitcoin because this data is more transparent for investors, provides a more reliable price to determine fair value and enables better comparison between the Trust and other reporting entities. For the years ended December 31, 2018 and 2017, Coinbase Pro was the digital currency exchange accessible to the Authorized Participant with the highest market-based trading volume that published prices and transaction volume publicly. Moreover, the market-based trading volume published by Coinbase Pro in 2018 and 2017 was significantly in excess of the Authorized Participant’s transactions with digital currency trading desks. Therefore, the Sponsor concluded that Coinbase Pro was the appropriate principal market as it overcame the presumption that the trading desks with which the Authorized Participant normally enters into transactions would be the Trust’s principal market. Additionally, when analyzing the entity-specific trading volume on digital currency exchanges (as compared to digital currency trading desks) that the Authorized Participant currently trades with, the Authorized Participant had the highest entity-specific trading volume with Coinbase Pro.

Incidental Rights and IR Virtual Currency, page F-9

2.

We note your response to comment 4. Your response appears to indicate that you recognize digital assets resulting from forks and airdrops if and when you create software necessary to access the digital asset. Because this is not clear from your use of the term “passively received,” please revise your disclosure to be more clear and precise. Separately, it is unclear to us why the discretionary decision by the Company to create software necessary to access a digital asset dictates when an asset has been received. Please reconcile your policy to the definition of an asset.

Response: The Trust recognizes Incidental Rights and IR Virtual Currency when the Trust passively receives Incidental Rights and IR Virtual Currency, which occurs at the effective time of the applicable fork, airdrop or similar event (the “snapshot time”) (or, if later, the time at which market participants other than the third parties responsible for the creation of the Incidental Right or IR Virtual Currency become aware of occurrence of the applicable fork, airdrop or similar event) and without any action of the Trust or of the Sponsor or Trustee on behalf of the Trust.

In the previous response to Comment 4, the Sponsor described a situation in which further work is required to make a new IR Virtual Currency accessible, such as the creation of software necessary to access the IR Virtual Currency. The Sponsor modifies that previous statement by clarifying for the Staff that such situations do not result in delayed recognition of the IR Virtual Currency, which, as previously described, occurs at the snapshot time (or, if later, the time at which market participants other than the third parties responsible for the creation of the Incidental Right or IR Virtual Currency become aware of occurrence of the applicable fork, airdrop or similar event). Instead, these situations would only delay the Trust’s access to the IR Virtual Currency.

Furthermore, any such software necessary to access the IR Virtual Currency would not be created by the Sponsor or the Trust and the Sponsor and the Trust have no control over the creation of such software. Instead, the software would be created by third parties responsible for enabling access to the new IR Virtual Currency, such as the creators of the new IR Virtual Currency themselves or the Custodian. In any of these scenarios, there is no discretionary decision made by the Sponsor or the Trust that would dictate when an asset has been received.

The Sponsor therefore believes that its policy for the recognition of IR Virtual Currency and Incidental Rights is appropriate and it has revised its disclosure on pages 49 and F-9 to clarify that the Trust passively receives Incidental Rights and IR Virtual Currency at the snapshot time (or, if later, the time at which market participants other than the third parties responsible for the creation of the Incidental Right or IR Virtual Currency become aware of occurrence of the applicable fork, airdrop or similar event).

3.

In order to help us evaluate your response to comment 4, please tell us whether you concur that the Trust must have access to the principal market at the measurement date. If you do not believe that the Trust must have access to the principal market, please provide your basis in the accounting literature. To the extent you do concur, please address the following:

•	Please tell us how your accounting policy is consistent with the requirement that the Trust have access to the principal market at the measurement date.

•

Please tell us whether the Authorized Participant has access to markets that the Trust would not have by virtue of being a New York registered entity. To the extent that it does, please tell us how you consider this point in your determination of principal market.

•

Please highlight for us where ASC 820-10-35-6A indicates that the identification of a principal market for a nonmonetary asset is not limited to those markets in which an entity would actually sell the nonmonetary asset.

Response: The Sponsor agrees that the Trust must have access to the principal market at the measurement date. As discussed in the Sponsor’s response to Comment 4 of the previous comment letter dated February 11, 2019, at the time of the passive receipt of the Incidental Right or IR Virtual Currency arising from a fork, airdrop or similar event, a new asset is created and there are often few or no active markets for the underlying IR Virtual Currency. Accordingly, at the time of passive receipt, which is the time at which the Trust would recognize any such IR Virtual Currency, there is significant uncertainty surrounding Incidental Rights and IR Virtual Currency. The Sponsor considers all information that is reasonably available in accordance with ASC Topic 820-10-35-5A. Because the Authorized Participant would have access to an exchange that does not have a BitLicense through such exchange’s affiliated trading desk, the Sponsor believes that its accounting policy for the principal market determination for an Incidental Right or IR Virtual Currency is consistent with the requirement that the Trust have access to the principal market.

The Trust does not transact in digital currencies, including IR Virtual Currencies, and as a result, the Trust looks to the Authorized Participant in determining the principal market for an Incidental Right or IR Virtual Currency. The Trust does not have access to any markets that the Authorized Participant does not have access to by virtue of being a New York-registered entity.

In determining the principal market for an asset, ASC Topic 820-10-35-6B states that “Although a reporting entity must be able to access the market, the reporting entity does not need to be able to sell the particular asset or transfer the particular liability on the measurement date to be able to measure fair value on the basis of the price in that market”. The aforementioned guidance is a subsection of ASC 820-10-35-6 and as such the Sponsor considers all subsections of ASC 820-10-35-6, including ASC 820-10-35-6A, as part of its evaluation process. Therefore, the Sponsor believes that the principal market for a nonmonetary asset is not limited to those markets in which an entity would actually sell the nonmonetary asset on the measurement date due to the guidance set forth in ASC 820-10-35-6B.

4.

In order to evaluate your response, please more clearly describe the unique attribute(s) (e.g. private key) that in a fork or airdrop provides an asset to each individual Bitcoin holder, including whether it prevents that asset from being accessed or otherwise controlled by another Bitcoin holder, and how the abandonment steps you take result in the loss of control of such assets notwithstanding the unique attribute(s).

Response: When a hard fork occurs (called a “fork” in this Letter for the sake of simplicity), a new version of the Bitcoin Network is created and each person holding Bitcoin at the effective time of the fork can use their existing private keys (or, in certain circumstances, new private keys) to access both versions of the Bitcoin Network. In most cases, the Bitcoin holders can access the new version of the Bitcoin Network with their existing private keys. However, if the new version of the Bitcoin Network is significantly modified from the pre-existing Bitcoin Network, the Bitcoin holders may receive new private keys with which to access the new version.

Regardless of whether the Bitcoin holder uses the same private key or receives a new private key to access the new version of the Bitcoin Network, access and control are still governed by the same rules used to validate the existence, exclusive ownership and software functionality of private keys and other ownership records, as previously described to the Staff in response to Comment 20 of the comment letter dated November 20, 2018. For ease of reference, the Sponsor has provided that response here:

“With respect to the manner in which the Trust validates the existence, exclusive ownership and software functionality of its private keys for the Bitcoin Account and other ownership records, the Sponsor respectfully advises the Staff that because the Bitcoin blockchain stores all Bitcoins in existence and records and validates all Bitcoin transactions, the Trust and the Sponsor are able to validate the existence and exclusive ownership of the Bitcoins in the Bitcoin Account by viewing the Bitcoin blockchain and confirming that such Bitcoins are associated with its public keys and thus the corresponding private keys stored in the Bitcoin Account. To validate software functionality of the private keys, the Trust has historically periodically transferred its Bitcoins from one public key of the Bitcoin Account to another public key of the Bitcoin Account and periodically transfers Bitcoin in payment of the Sponsor’s Fee. Because each transfer of Bitcoin requires use of the Trust’s private keys, the Trust is able to demonstrate the existence, exclusive ownership and software functionality of its private keys.”

Because the Trust is the exclusive owner of any Incidental Right or IR Virtual Currency provided to it as a holder of Bitcoin, the private keys connected to such Incidental Right or IR Virtual Currency cannot be accessed or otherwise controlled by another Bitcoin holder. In addition, as discussed in response to Comment 4 of the comment letter dated February 11, 2019, the Trust’s abandonment of any Incidental Right or IR Virtual Currency is irrevocable as a legal matter. The Sponsor therefore believes that any action it takes with respect to such Incidental Right or IR Virtual Currency, including the Trust’s prospective abandonment, is determinative. For these reasons, the Trust loses control over Incidental Rights or IR Virtual Currency that it abandons pursuant to its abandonment policy as a legal matter and has no future economic benefit with respect to such assets. The Sponsor therefore believes that abandonment is effectively a disposal for accounting purposes and it is appropriate to derecognize the relevant assets upon the effective date of the abandonment.

Lastly, the Sponsor notes that the same explanation above applies to Incidental Rights and IR Virtual Currency resulting from airdrops, except that the abandonment would often take place without the Incidental Right or IR Virtual Currency becoming accessible to the Trust in the first place. This is because airdrops often require the Bitcoin holder to take affirmative action to accept and receive the private key associated with airdropped Incidental Rights or IR Virtual Currency.

Investment Transactions and Revenue Recognition, page F-9

5.

We note your response to comment 2. We further note Bitcoin is not a debt or equity security and that ASC 946-10-15-1 indicates that entities within the scope of ASC 946 shall comply with the applicable guidance not included in ASC 946. As such, please reconsider your analysis and tell us the consideration you gave to applying ASC 610-20- 32-2.

Response: The Trust qualifies as an investment company for accounting purposes pursuant to the accounting and reporting guidance under ASC Topic 946, Financial Services – Investment Companies. The Trust invests in Bitcoin as an asset class for the purposes of capital appreciation and offers investors an indirect method of gaining exposure to the price of Bitcoin. Therefore, the Sponsor accounts for its investment in Bitcoin as “other investments” under ASC Topic 946-325. Under that guidance, these investments are subsequently measured at fair value through profits or losses.

Due to the lack of authoritative guidance for accounting for Bitcoin from both the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”), and without further guidance from the Commission, the Sponsor considered information put forth by the U.S. Commodity Futures Trading Commission in its efforts to determine proper classification of digital assets in accordance with GAAP. The U.S. Commodity Futures Trading Commission defines Bitcoin as “a convertible virtual currency. Virtual currency is a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value.” Furthermore, “…virtual currencies, such as Bitcoin, have been determined to be commodities under the Commodity Exchange Act (CEA).” Based on this guidance, the Trust treats its Bitcoin like a trading commodity.

Further, the Sponsor considered ASC Topic 610-20-15-2, which states that the guidance within ASC Topic 610-20 applies specifically to the recognition of gains and losses on transfers of nonfinancial assets and in substance nonfinancial assets. The FASB Master Glossary defines a nonfinancial asset as “an asset that is not a financial asset” and a financial asset as “cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following: (a) receive cash or another financial instrument from a second entity or (b) exchange other financial instruments on potentially favorable terms with the second entity.”

As described above, the Trust treats its holdings in Bitcoin like a trading commodity. The term commodity is loosely used throughout the guidance. However, it appears throughout ASC Topic 815 which specifically states that “examples of assets that are readily convertible to cash include a security or commodity traded in an active market” (ASC Topic 815-10-15-121). Bitcoin is traded in an active market and therefore readily convertible to cash, on potentially favorable terms. As such, the Sponsor believes the Trust’s investment in Bitcoin is properly considered to be a financial asset and ASC Topic 610-20 is not applicable.

The above accounting analysis supports the Sponsor’s conclusion that Bitcoin held by the Trust should be treated as an “other investment” as noted within ASC Topic 946-325. The Sponsor acknowledges that the definition of Bitcoin as put forth by the U.S. Commodity Futures Trading Commission is not the basis for authoritative GAAP guidance. However, the use of such reference is to aid the Sponsor in the gathering of relevant, analogous guidance from which to determine appropriate accounting treatment due to the lack of guidance from other accounting and regulatory bodies.

General

6.

We note your response to comment 6 of our letter. Please revise the Trust Agreement to state that, by agreeing to the provision set forth in Section 7.4 thereof, investors will not be deemed to have waived the Trusts compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Sponsor has submitted a form of amendment to the Trust Agreement with Amendment No. 3 that includes revisions to Section 7.4 to clarify that Section 7.4 shall not apply to claims brought under the federal securities laws and the rules and regulations thereunder. The Trust will enter into this amendment prior to the effectiveness of the registration statement on Form 10-12G.

7.

You disclose that this provision is intended to apply to claims under the federal securities laws and that shareholders will not be deemed to have waived the Trust’s compliance with the federal securities laws. Please provide us with your legal analysis explaining how application of this provision to derivative rights of action under the federal securities laws is consistent with the federal securities laws’ anti-waiver provisions.

Response: The Sponsor has submitted a form of amendment to the Trust Agreement with Amendment No. 3 that includes revisions to Section 7.4 to clarify that Section 7.4 shall not apply to claims brought under the federal securities laws and the rules and regulations thereunder. The Trust will enter into this amendment prior to the effectiveness of the registration statement on Form 10-12G.

8.

We note your response to comment 7 and your revised disclosure on pages 26 and 84-85. Please further revise your disclosure to state clearly that Section 3816(e) of the Delaware Statutory Trust Act has not been applied in the context of a claim arising under the federal securities laws or the rules and regulations thereunder. Additionally, please revise your disclosure to discuss any uncertainty regarding the enforceability of this provision under federal or state law.

Response: The Sponsor has revised the disclosure on page 86 of Exhibit 99.1 to Amendment No. 3 in response to the Staff’s comment.

9.

We note your response to comment 8 and your revised disclosure on pages 84-85. Please further revise your disclosure to clarify what will happen if the Trust issues additional shares during the pendency of the claim, including without limitation whether and how the Trust will notify litigants of such a change.

Response: The Sponsor has revised the disclosure on page 87 of Exhibit 99.1 to Amendment No. 3 in response to the Staff’s comment.

* * *

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC